77Q.2.
Any information called for by instructions to sub-item 77Q2.

Prospect Street High Income Portfolio Inc. (the "Registrant")

       SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934 requires the Registrant's Directors and officers and persons who own more than ten percent of the Registrant's outstanding interests and certain officers and directors of the Registrant's investment advisers (collectively, "Section 16 reporting persons") to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of Registrant interests. Section 16 reporting persons are required by SEC regulations to furnish the Registrant with copies of all
Section 16(a) forms they file. To the Registrant's knowledge, based solely on a review of the copies of such reports furnished to the Registrant and on representations made, all Section 16 reporting persons complied with all Section 16(a) filing requirements applicable to them for the period ended October 16, 2008.